Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

January 23, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)
File Nos. 333-128699 and 811-10393
POST-EFFECTIVE AMENDMENT #4 REGISTRATION
Pursuant to Rule 485(a)
Intelligent Life Variable Universal Life Contract

Dear Commissioners and Mr. Kosoff:

This filing is a Post-Effective Amendment #4 to the initial registration statement for the above-referenced Intelligent Life variable life insurance contract. This letter:

1.	Outlines the purpose of this registration; and

2.	requests an effective date for this registration of May 1, 2009; and

3.	includes our notice that this registration is incomplete and that we intend to complete it with another Post-Effective Amendment prior to May 1.

1. Purpose of this Registration

This amendment to the registration is to:

•

add an overloan feature to the contracts, similar to the overloan feature that was a part of a companion ‘survivorship’ version of this contract registered with the Commission effective September 29, 2008 (SEC File No. 333-151910, accession # 0001193125-08-201413. We believe the addition of this feature is a material change to the contract and prospectus, requiring registration pursuant to Rule 485(a). However, we also believe this change presents no new issues for review beyond those reviewed by the commission in the referenced “survivorship” registration.

•	incorporate changes to the prospectus requested by the commission in the referenced “survivorship” registration that would also apply to this registration.

2. We request that this registration become effective May 1, 2009.

3. We intend to file another Post-Effective Amendment to this Registration prior to May 1.

We plan to file another Post-effective Amendment to this registration (pursuant to Rule 485(b)) prior to May 1 to add the usual ‘May 1’ update information – current financial statements, portfolio expenses, updated expense examples and exhibits not included in this registration.

We will provide a courtesy copy to Mr. Michael Kosoff that is marked to identify all the substantive changes of this Post-effective Amendment #4 prospectus from the current effective prospectus as an aid to identify in the Commission’s review.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz
Kenneth W. Reitz